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SECURITI 03013018 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2001 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of Americas
(No. and Street)

New York N.Y. 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman Ross 212-582-2524
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEIMAN, GELLER & FEIMAN
(Name – *if individual, state last, first, middle name*)

295 Madison Avenue New York N.Y. 10017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Norman Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE GAPINSKI
Notary Public, State of New York
No. 02GA4984235
Qualified In Suffolk County
Commission Expires July 15, 2023

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2002

FEIMAN, GELLER & FEIMAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017

INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

We have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2002 and the related statements of income, and changes in stockholder's equity for the thirteen months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operation and its cash flows for the period then ended in conformity with generally accepted accounting principles. We find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

Cash in Fleet Bank was verified with the statements submitted by the depository as at December 31, 2002. The cash balance is verified on a monthly basis with the depositories statement.

Commissions are reported when earned. All commissions earned as at December 31, 2002 were received and deposited.

There were no subordinated Claims of Creditors at the beginning nor the end of the period.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $15.70 per share.

The Brokers required Net Capital as at December 31, 2002 is $10,000 and the actual Net Capital as of December 31, 2002 is $11,560 resulting in an excess Net Capital of $1,560. No material differences or inadequacies exist between the Focus Report IIA and the audited Net Capital of the Corporation.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2002

FEIMAN, GELLER & FEIMAN

Feiman Geller Feiman

ROSS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE THIRTEEN MONTHS ENDED DECESMBER 31, 2002

Income		
Commissions & Fees		$268,252
Expenses		
Commissions Earned and Paid Other Agents	$ 71,897	
Overhead - Salaries & Taxes	35,903	
Dues, Licenses & Fees & Bond	14,950	
Administrative Expenses	148,034	
Federal, State & Local Taxes	1,608	
Total Expenses		272,392
Net Loss for the Thirteen Months		$(4.140)

ROSS SECURITIES CORPORATION

CHANGES IN FINANCIAL CONDITION

FOR THE THIRTEEN MONTHS ENDED DECEMBER 31, 2002

Stockholders Equity - 12/1/01		-0-
Invested Capital		$ 15,700
Sources of Income		
Commission & Fees		268,252
Total		283,952
Application of Funds		
Commissions Earned and Paid Other Agents	$ 71,897	
Overhead Salaries & Taxes	35,903	
Dues, Licenses, Fees & Bond	14,950	
Administration Expenses	148,034	
Federal, State & Local Taxes	1,608	
Total		272,392
Stockholders Equity - 12/31/02		$ 11,560

Note: The Auditors' report represents a thirteen month period as requested by NASD. The reporting corporation filed a Focus report for the last quarter of the year 2001 as well as reports for each quarter year 2002.

ROSS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2002

FIRM ID: 113796

SEE FILE #8-53361

Total ownership equity (o/e)	$11,560
Deduct o/e not allowable for net capital	-0-
Total o/e qualified for net capital	11,560
Add:	
Allowable subordinated liabilities	
Other deductions or credits	
Descriptions Amount	-0-
Total capital & allowable subloans	11,560
Deductions &/or charges	
Total non-allowable assets	
Secured demand note deficiency	
Cap charges for spot & commodity futures	-0-
Other deductions &/or charges	
Other additional &/or allowable credits	
Description Amount	-0-
Net capital before haircuts	11,560
Haircuts on securities	-0-
Net Capital	$11,560

FEIMAN, GELLER & FEIMAN
Certified Public Accountants

ROSS SECURITIES CORPORATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

FIRM ID: 113796

Minimum Net Capital required: (based on Aggregate Indebtedness)	-0-
Minimum Dollar Requirement	$10,000
Net Capital Requirement	10,000
Excess Net Capital	1,560
Excess Net Capital @ 100% (Net Capital - 10% Aggregate Indebtedness)	11,560